FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

September 29, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephanie J. Ciboroski
Senior Assistant Chief Accountant

Re:	Virtus Investment Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-10994

Ladies and Gentlemen:

In response to the Company’s conversations with the Staff on September 18 and September 22, 2014, please find a supplemental analysis related to the Company’s Nob Hill I CLO (“the CLO”). please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of this letter. Please note this letter omits confidential information included in an unredacted version delivered to the Staff. Such redactions are denoted herein by “[***].”

Supplemental Analysis – Nob Hill I CLO

At the request of the Staff, the Company prepared an analysis that provides a range of economic outcomes of the CLO by forecasting the key inputs driving performance of the underlying collateral assets of the CLO from January 1, 2014 through the remaining life of the structure. In order to capture the range of possible outcomes in the supplemental analysis, the Company used a methodology consistent with the scenario analyses used in its original quantitative scenario modeling for the CLO provided in its July 1, 2014 Response Letter. The assumptions for each key model input are described in Appendix A, and follow the approach used by the Company upon the adoption of ASC 810-10, as amended by ASU 2009-17. The Company also included a Significance Ratio calculation under each scenario.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

As described below, the Company notes that the primary reason for the difference of the results of the supplemental analysis from the original quantitative assessment in all scenarios is the cumulative impact of the [***] leading up to January 1, 2014. Provided below is the range of outcomes for the CLO under each sensitivity scenario:

($ in millions)

Nob Hill 1	1	2	3	4	5	6
Collateral Management Fees[1]	[***]	[***]	[***]	[***]	[***]	[***]
Total Collateral Interest and Collateral Principal to Equity Tranche[2]	[***]	[***]	[***]	[***]	[***]	[***]
Significance Ratio[3]	[***]	[***]	[***]	[***]	[***]	[***]

[1]	[***].
[2]	[***]
[3]	[***]

Commentary of Supplemental Analysis

•	Since the Company’s assessment upon the adoption of ASC 810-10 as amended by ASU 2009-1, there have been no subsequent developments that would change any of the qualitative factors other than [***] for the CLO. [***]. The Company notes that interest rate risk was not a risk that the CLO was designed to create and be passed on to the CLO’s variable interest holders as both of the assets held and liabilities incurred are LIBOR-based floating rate instruments. The results of the Company’s fees as a percentage of the CLOs economic performance, combined with the future quantitative analysis does not diverge significantly from the Company’s original quantitative analysis. The divergence is primarily the result of the interest rate environment.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

•	The extended low LIBOR rate environment since January 2010 has led to significantly lower interest payments to the Note Holders (debt holders) and lower collateral interest being generated from the assets. The lower levels of interest payments to the Note Holders has been more significant than the lower level of collateral interest being generated from the assets due to certain of the variable rate assets having minimum interest rates or “LIBOR floors” causing higher residual cash flows to the Income Notes which has resulted in the collateral manager receiving incentive fees.

•	The actual 3-month LIBOR rate from January 1, 2010 through December 31, 2013 has averaged [***], compared to [***] for the same period used in the original quantitative modeling. This sustained low level of LIBOR has resulted in the standard “LIBOR floor” feature on the collateral assets providing unanticipated incremental interest earned on the assets without the corresponding impact on the structure’s liabilities. This result would not have occurred if market interest rates had more closely followed the LIBOR forward curve on January 1, 2010 or interest rate outlooks contemplated in the scenario testing in the original quantitative analysis. The Company notes that the original modeling contemplated a [***] average basis point decompression of the LIBOR forward curve in Scenario 5.

•	The Company notes that the key drivers of economic performance that are within the direct power of the collateral manager for this CLO are credit selection and effective management of principal reinvestments in the collateral portfolio. The actual results of these key assumptions have generally been consistent with the original quantitative analyses. Specifically, in the first quarter of 2014, the [***], which calculates the level of collateral assets divided by the remaining principal balance of the debt, was [***] compared with [***] in the Baseline Scenario of original quantitative analysis. This supports that performance of the collateral assets has generally been in line with the baseline assumptions in the original quantitative models. Further, regarding credit spreads, the average LIBOR loan credit spread was [***] for the period of January 1, 2010 through December 31, 2013, which was within the range of possible outcomes modeled in the January 1, 2010 assessment.

•	The Company notes that it is unlikely that the primary beneficiary conclusion would change periodically in the absence of specific structural events or transactions that have an impact on the controlling financial interest in a VIE. However, as the continuation of the unprecedented low interest rate environment has resulted in the continued receipt of incentive fees, the Company has incorporated the receipt of these fees as part of its reassessment for the third quarter of 2014.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Thank you for your time and attention.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal

Executive Vice President and Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

APPENDIX A:

In providing scenario analyses in the supplemental analysis the Company utilized a consistent methodology to complete the quantitative modeling that was used in the assessment of the CLO as described in its Response Letter to the Staff dated July 1, 2014. The Company established a baseline possible outcome (Scenario 1). Additional scenarios (2 through 6) were modeled with the intent of capturing the range of possible outcomes for the CLO by performing sensitivity analysis of the key inputs into baseline cash flow projections. These key inputs included future default rates, recovery rates, prepayment rates, reinvestment spreads, reinvestment price, and the LIBOR forward curve as of January 1, 2014, the date of the supplemental analysis.

•	Baseline (Scenario 1) – This scenario used historical industry information for each of the key inputs for the collateral pools, taking into consideration the market environment as of January 1, 2014. For 3-month LIBOR, given the floating-rate nature of both the collateral pools and liabilities, the Company utilized the forward interest rate curve at January 1, 2014.

•	Scenarios 2 and 3 – These scenarios were developed by performing sensitivity analyses on default rates, recovery rates, prepayment rates, reinvestment spreads, and reinvestment prices as established in the baseline scenario. Each of these key inputs was stressed-tested by [***] to provide a reasonable statistical measure with respect to sensitivity in evaluating returns that could potentially generate significant performance for the CLO.

•	Scenario 4 – This scenario assumed that the structure is called by the Income Note holders (Subordinated Tranche) once the A-1 note holder principal balance was fully paid down. The Company believed that was a possible scenario given that the weighted average cost of capital increases as the most senior tranche of the notes are paid down, reducing the benefits of leverage to the Income Note holders.

•	Scenarios 5 and 6 – These scenarios utilized the Scenario 1 inputs but assume a [***] decompression and expansion of the 3-month LIBOR forward curve in Scenarios 5 & 6, respectively.